November 2011 Pricing Sheet dated November 10, 2011 relating to Preliminary Terms No. 1,059 dated October 28, 2011 Registration Statement No. 333-156423 Filed pursuant to Rule 433
S T R U C T U R E D   I N V E S T M E N T S
Opportunities in U.S. Equities

Contingent Coupon Range Accrual Notes Based on the Performance of the S&P 500® Index
due November 16, 2017
PRICING TERMS – NOVEMBER 10, 2011
Issuer:	Morgan Stanley
Underlying index:	The S&P 500® Index
Aggregate principal amount:	$3,647,000
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Pricing date:	November 10, 2011
Original issue date:	November 16, 2011 (3 business days after the pricing date)
Maturity date:	November 16, 2017
Payment at maturity:	The payment at maturity per note will be the stated principal amount plus accrued and unpaid interest, if any.
Contingent quarterly coupon:
For each interest determination period, a contingent coupon of 6.50% per annum (equivalent to $16.25 per quarter) times N/ACT, where:
•      “N” = the total number of index business days in the applicable interest determination period on which the index closing value is greater than or equal to the index reference level of 925 (each such day, an “accrual day”); and
•      “ACT” = the total number of index business days in the applicable interest determination period.
If on any index business day the index closing value is below the index reference level, no interest will accrue for that day.  It is possible that you will receive no contingent coupon on the notes for extended periods of time or even throughout the 6-year term of the notes if the index closing value were to remain below the index reference level.

Interest determination period:
The quarterly period from and including the previous interest determination date (or the original issue date in the case of the first interest determination period) to but excluding the next succeeding interest determination date.

Interest determination dates:	Three business days prior to the related interest payment date except that the interest determination date immediately preceding the maturity date shall be one business day prior to the maturity date.
Record dates:
The record date for each interest payment date shall be the date one business day prior to such scheduled interest payment date; provided, however, that any interest payable at maturity shall be paid to whom the payment at maturity is due.

Interest payment dates:	The 16th of February, May, August, and November, beginning with February 16, 2012 and ending with the maturity date.
Interest payment period:	Quarterly
Interest payment period end dates:	Unadjusted
Index closing value:	The closing value of the underlying index. Please see “Additional Provisions—The S&P 500® Index––Index Closing Value” on page 2 of the accompanying preliminary terms.
Index reference level:	925
Calculation agent:	Morgan Stanley & Co. LLC (“MS & Co.”)
Trustee:	The Bank of New York Mellon
Early redemption:	Not applicable
Specified currency:	U.S. dollars
Book-entry or certificated note:	Book-entry
Business day:	New York
Day-count convention:	30/360
CUSIP:	617482D84
ISIN:	US617482D840
Listing:	The notes will not be listed on any securities exchange.
Agent:	MS & Co., a wholly owned subsidiary of Morgan Stanley. See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary terms.
Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per Note	$1,000	$22.50	$977.50
Total	$3,647,000	$82,057.50	$3,564,942.50
(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $22.50 for each note they sell.  For additional information, see “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary terms and “Plan of Distribution” in the accompanying prospectus supplement.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and have been licensed for use by Morgan Stanley.  The notes are not sponsored, endorsed, sold or promoted by S&P, and S&P makes no representation regarding the advisability of investing in the notes.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 1,059 dated October 28, 2011
Prospectus Supplement dated December 23, 2008                             Prospectus dated December 23, 2008

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.